

Mail Stop 3720

January 30, 2009

Phillip D. Greer
Chief Executive Officer
Electronic Kourseware International, Inc.
P.O. Box 1657
Kyle, Texas 78640

      RE: **Electronic Kourseware International, Inc.**
              Form 10-12g/A
              Filed January 23, 2009
              File No. 000-53242

Dear Mr. Greer:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5</u>

1. Please revise to correct the various numerical reference errors included in your discussion of results of operations for the nine months ended September 30, 2008 as compared to the nine months ended September 30, 2007.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 13

2. Request your auditor to modify its report to include an explanatory paragraph following the opinion paragraph to address the restatement of previously issued financial statements. The explanatory paragraph in the auditor's report should identify the nature of the restatement and a reference to the footnote disclosure describing the restatement.

3. Include a footnote to the financial statements describing the restatement and the impact in the financial statements for all periods affected.

Statements of Operations for the Years Ended December 31, 2007 and 2006, page 15

4. It appears that the earnings per share on the face of the income statement for the year ended December 31, 2007 is incorrect. Please revise accordingly.

Condensed Statement of Operations for the Nine Months Ended September 30, 2008 and 2007, page 26

5. We note your response to prior comment 1. Revise the face of your financial statements to indicate that your historical financial statements have been restated.

6. It appears that the income statement for the nine months ended September 30, 2008 does not foot. Please correct.

Note 2. Trade Accounts Receivable, page 30

7. We note that your allowance for doubtful accounts remained unchanged from December 31, 2007, despite an increase 92% increase in receivables. Please tell us your basis for determining that the allowances at December 31, 2007 and September 30, 2008 were appropriate and specifically the factors you considered in this determination.

Note 3. Inventory, page 31

8. We note that your inventory reserve remained unchanged for all periods presented: September 30, 2008, December 31, 2007, and December 31, 2006, despite an increase 81% increase in inventory from December 31, 2006. Please provide us with a summary of the analysis you used to determine that your inventory reserves were appropriate for all periods presented.

        As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Lee Polson
        Strasburger & Price, LLP
        Via facsimile: (512) 536-5719